UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                           PIPEX PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   724153 200
                                 (CUSIP NUMBER)

                                HANK GRACIN, ESQ.
                               LEHMAN & EILEN LLP
                            MISSION BAY OFFICE PLAZA
                                    SUITE 300
                               20283 STATE ROAD 7
                              BOCA RATON, FL 33498
                                 (561) 237-0804
                       (NAME, ADDRESS, TELEPHONE NUMBER OF
                                PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  July 8, 2008
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of 240.13d-1(f) or 240.13d(g), check the following box: [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 24013d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 724153 10 1                  13D                     Page 2 of 6 Pages



1.   NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Nicholas Stergis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     (a) [   ]

     (b) [ X ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) OR 2(E): [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

7.   SOLE VOTING POWER: 1,909,361 shares*

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER: 1,909,361 shares*

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,909,361 shares*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*
     [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.14%

14.  TYPE OF REPORTING PERSON*:
     IN

      * Consists of 1,355,292 shares of common stock, a warrant to purchase 354,069 shares of common stock and a stock option to purchase 200,000 shares of common stock. This excludes a stock option to purchase 600,000 shares of common stock that is not presently exercisable.


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CUSIP NO. 724153 10 1                  13D                     Page 3 of 6 Pages


Item 1.  Security and Issuer.

      This Statement on Schedule 13D relates to the common shares, $.001 par value (the "Common Shares"), of Pipex Pharmaceuticals, Inc., a Delaware corporation, with principal executive offices located at 3930 Varsity Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2.  Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Nicholas Stergis.

      Mr. Stergis is filing this statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended. By the signature on this Statement, Mr. Stergis agrees that this Statement is filed on his behalf.

      (b) Mr. Stergis's present occupation is Chief Executive Officer of Pipex Pharmaceuticals, Inc. The principal business address of Mr. Stergis is 3930 Varsity Drive, Ann Arbor MI 48108. Mr. Stergis is a citizen of the United States of America.

      (c) During the last five years, Mr. Stergis has not been convicted in a criminal proceeding.

      (d) During the last five years, Mr. Stergis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Effective October 31, 2006, Pipex Therapeutics, Inc., a Delaware corporation, became a wholly owned subsidiary of the Issuer, when it merged with and into Pipex Therapeutics Acquisition Corp., a wholly owned subsidiary of the Issuer. At the effective time of the merger, every share of Pipex Therapeutics Inc.'s issued and outstanding common shares were cancelled and converted into one common share of the Issuer. As a result, Mr. Stergis acquired 1,355,292 of the Issuer's common shares. All of these shares were initially acquired from Pipex Therapeutics, Inc. in exchange for a cash investment.

      In October and November 2006, the Issuer completed a private placement with Accredited Equities Inc. ("AEI") as its placement agent. In connection with this private placement, Mr. Stergis received a warrant to purchase 364,418 shares of the Issuer's common stock at $2.22 per share in his capacity as the Managing Director of AEI.


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CUSIP NO. 724153 10 1                  13D                     Page 4 of 6 Pages

      Mr. Stergis received on January 7, 2007 a warrant to purchase 7,651 shares of the Issuer's common stock at an exercise price of $3.30 in exchange for a previously issued warrant to purchase common stock shares of Effective Pharmaceuticals, Inc. ("EPI") in connection with the Issuer's acquisition of EPI.

      Mr. Stergis was awarded by the Issuer's Board of Directors on July 8, 2008 a stock option to purchase 800,000 shares of the Issuer's common stock at an exercise price of $.72. One-quarter of this option vested on the date of grant. The remainder will vest quarterly in equal increments over the next three years. This option will also vest in full should the Issuer be acquired.

Item 4.  Purpose of the Transaction.

      Mr. Stergis has purchased the common shares for investment purposes. Mr. Stergis may acquire additional common shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

      Mr. Stergis does not have any current definite plans or proposals which would relate to or result in:

      (a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

      (b) an extraordinary corporate transaction such as a merger; reorganization or liquidation involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any changes in the present board of directors or management of the Issuer;

      (e) any material change in the present capitalization or dividend policy of the Issuer; or

      (f) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person.

      Mr. Stergis, however, in his capacity as Chief Executive Officer of the Issuer, consistently evaluates potential acquisition candidates and capital raising transactions on behalf of the Issuer.

Item 5. Interest in Securities of the Issuer.

      The only interest in the securities of the Issuer which Mr. Stergis holds are the interests which have been described above in Item 3.

      As of the date hereof, the Issuer has 20,687,273 common shares issued and outstanding.


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CUSIP NO. 724153 10 1                  13D                     Page 5 of 6 Pages


      Mr. Stergis has sole voting power and sole dispositive power over 1,909,361 common shares of the Issuer. As a result, Mr. Stergis beneficially owns approximately 9.14% of the Issuer's outstanding common shares.

      (g) The following transactions in the Issuer's common stock have been effected during the past 60 days by Mr. Stergis:

      Mr. Stergis was awarded a stock option to purchase 800,000 shares of the Issuer's common stock on July 8, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

CUSIP NO. 724153 10 1                  13D                     Page 6 of 6 Pages


                                   Signatures

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008

/s/ Nicholas Stergis

--------------------
Nicholas Stergis